Joao Cox                   | Leonardo Dias                [Telemig Celular logo]
Chief Financial Officer    | Investor Relations Manager
& CEO of Operating Company | Ldias@telepart.com.br
Jcox@telepart.com.br       | Phone: (55 61) 429-5673
Phone: (55 61) 429 - 5600  |


TELEMIG CELULAR PARTICIPACOES S.A.
REPORTS FIRST QUARTER 2004 RESULTS                            [GRAPHICS OMITTED]

- Solid EBITDA margin at 50% of net service revenues for the quarter
- Client growth of 4% quarter-over-quarter
- Net additions of 88,783, an increase of 151% when compared with the first quarter of 2003
- Strong positive free cash flow of R$73 million for the quarter leading to a positive cash position of R$273 million

Brasilia, May 11, 2004 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its first quarter of 2004 results. The Company registered net additions of 88,783 for the quarter, increasing the client base to 2,410,403. EBITDA reached R$134.9 million in the 1Q04, representing 50.0% of net service revenues.

Operating Highlights:

Net additions of 88,783 customers in 1Q04
--------------------------------------------------------------------------------

The Company's customer base reached 2,410,403 during the first quarter of 2004, representing a 4% increase over the previous quarter. Year-over-year, this represents a 23% increase in the client base. Net additions increased 151% when compared to the same period of the previous year, amounting to 88,783 for the quarter.

For the first quarter of 2004, prepaid net additions were 84,361, bringing the total prepaid base to 1,698,146 or 70% of the total base. The postpaid base increased by 4,422 customers, ending the quarter with 712,257 customers, or 30% of the total base. Despite the increasingly competitive environment, this was the fourth consecutive quarter with positive additions to the postpaid base.

                               CLIENT BASE (000s)

                 1Q03        2Q03        3Q03        4Q03        1Q04

Prepaid         1,309       1,367       1,490       1,614       1,698
Postpaid          649         668         680         708         712
Total           1,958       2,034       2,170       2,322       2,410


Improvement in churn rate
--------------------------------------------------------------------------------
For the first quarter of the year, the blended annualized churn rate decreased to 27% from the 29% registered in the 4Q03 due to lower churn rates in both prepaid and postpaid customer segments. When compared to the previous quarter, the


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

annualized prepaid churn rate decreased to 30% from 32%. For the postpaid segment, annualized churn rates remained stable for the third consecutive quarter at 22%.

                             CHURN RATE (annualized)

                 1Q03        2Q03        3Q03        4Q03        1Q04

Postpaid          25%         21%         22%         22%         22%
Prepaid           40%         34%         17%         32%         30%
Blended           35%         30%         19%         29%         27%


Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$270.0 million for the quarter, a decrease of R$5.2 million or 2% over the previous quarter, due to a decrease of 8.2% in total traffic associated with seasonality (8.8% decrease in outgoing traffic and 7.6% decrease in incoming traffic). However, when compared to the same quarter of last year, net service revenues have increased by 16%.

Net equipment revenues for the quarter totaled R$18.9 million, a decrease of 35.9% when compared with the 4Q03. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.

As a result, total net revenues were R$289.0 million for the quarter, 5% lower when compared with the previous quarter but 14% higher when compared to same quarter of 2003.

For the first quarter of the year, handset subsidies for client acquisitions were R$3.0 million or R$11.9 per gross addition, significantly lower than the R$14.6 registered in the same period of the previous year.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the first quarter of 2004 totaled R$77.6 million, fairly stable when compared to the R$78.2 million reported in the 4Q03. It should be noted that the decrease in outgoing traffic was partially offset by the increase in the average interconnection cost per minute during the quarter.

Selling and marketing expenses for the quarter totaled R$33.1 million, down 19% quarter-over-quarter due to lower gross additions in the period as a result of seasonal factors. When compared to the same period of the last year, selling and marketing expenses as a percentage of net service revenues decreased to 12.3% from the 14.7% posted in the 1Q03, proving that the Company has been able to optimize its resources.

Customer acquisition cost for the first quarter of 2004 decreased to R$97 from the R$115 reported in the 4Q03. This can be primarily attributed to lower sales efforts during the first quarter as a result of the seasonal factors mentioned above and the higher percentage of prepaid customers added during the quarter.

Retention costs as a percentage of net service revenues decreased to 7.7% in the 1Q04 when compared to the 9.1% registered in the last quarter of 2003. When compared to the same quarter of the previous year, retention costs as a percentage of net services revenues remained fairly stable.


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


G&A remained fairly stable at 5.6% of net service revenues (R$15.2 million) when compared to the 5.7% reported for previous quarter and significantly lower than the 9.5% registered for the same quarter during the previous year.

Bad debt as a percentage of net service revenues increased to 2.3% when compared to the 1.7% reported in the same quarter of the previous year. When calculated against total net revenues, bad debt reached 2.2% during the 1Q04 compared to the 1.6% reported in the 1Q03. This increase can be primarily explained by a delay on the collection process of past due amounts (during the last 10 days of February). It should be noted that the decrease in bad debt in the 4Q03 was attributed to a change in the bad debt provisioning policy as a result of an improvement in the credit profile of the Company's customer base during the year, as discussed in the 4Q03 earnings release.

                                    BAD DEBT

                                1Q03       2Q03       3Q03       4Q03       1Q04

% of net service revenues       1.7%       1.3%       1.8%       0.6%       2.3%
% of total net revenues         1.6%       1.2%       1.6%       0.5%       2.2%


Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 1Q04 totaled 192, representing a 9% decrease when compared to the 212 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased to R$82.8 or by 4% for the 1Q04 compared to the R$85.9 registered in the 4Q03. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality.

For the first quarter of the year, prepaid MOU reached 38, representing a 19% decrease when compared to the 47 reported in the previous quarter. As a result, prepaid ARPU decreased to R$16.7 in the 1Q04 from the R$18.6 reported in the 4Q03, representing a 10% reduction. The decrease in usage was partially offset by the 7.9% increase in the interconnection tariff, which became effective on February 9, 2004.

Blended ARPU for the 1Q04 decreased R$3.0 or 7.5%, reaching R$36.5 compared to the R$39.5 registered in the last quarter of 2003.

                                    ARPU (R$)

                 1Q03        2Q03        3Q03        4Q03        1Q04

Postpaid         73.2        77.3        80.1        85.9        82.8
Prepaid          20.5        20.4        18.4        18.6        16.7
Blended          38.1        39.3        38.1        39.5        36.5


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


Market share estimated at 56%
--------------------------------------------------------------------------------

Market share was estimated at 56% compared to the 58% registered in the previous quarter. Gross sales share for the 1Q04 was an estimated 49%.

EBITDA margin of 50.0% of net service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2004 reached R$134.9 million and 50.0%, respectively, compared to the R$134.5 million and 48.9% registered in the previous quarter. It should be noted that this was the highest EBITDA and EBITDA margin ever reported by the Company in the first quarter of a fiscal year.


                              EBITDA (R$ millions)

                 1Q03        2Q03        3Q03        4Q03        1Q04

EBITDA           109.0       122.1       123.9       134.5       134.9
EBITDA Margin     47.0%       50.0%       49.0%       48.9%       50.0%



Depreciation and amortization
--------------------------------------------------------------------------------

For the 1Q04, depreciation and amortization expenses reached R$60.7 million. It is worth mentioning that this amount reflects a change in the depreciation rate of the TDMA network conducted in the previous quarter increasing it from 12.5% p.a. to 25.0% p.a.


Net financial income of R$3.9 million for the quarter
--------------------------------------------------------------------------------

                                                        R$ millions
---------------------------------------------------------------------------
                                                4Q03               1Q04
---------------------------------------------------------------------------
Interest Expense (a)                              (27.2)             (23.4)
---------------------------------------------------------------------------
Interest Income (b)                                31.5               35.6
---------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)                    5.9               (8.3)
-------------------------------------------=============------=============
Net Financial Income (Expense)                     10.2                3.9
---------------------------------------------------------------------------

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.



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


             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

                                                                  R$ millions
-------------------------------------------------------------------------------
                                                                4Q03      1Q04
-------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency          (1.0)   (19.2)
-------------------------------------------------------------------------------
Gain (loss) on hedging operations                               (12.1)    (0.6)
---------------------------------------------------------------=======--=======
Sub-total                                                       (13.1)   (19.8)
-------------------------------------------------------------------------------
Expense related to debt denominated in Reais                     (4.5)    (3.7)
---------------------------------------------------------------=======--=======
Financial expense (debt related)                                (17.6)   (23.5)
-------------------------------------------------------------------------------
Net financial expense (not related to debt)**                     1.0     (3.3)
---------------------------------------------------------------=======--=======
Sub-total                                                       (16.6)   (26.8)
-------------------------------------------------------------------------------
Interest income - cash from investing activities                 26.8     30.6
---------------------------------------------------------------=======--=======
Net Financial Income (Expense)                                   10.2      3.9
-------------------------------------------------------------------------------
* Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


Net income of R$32.7 million for the quarter
--------------------------------------------------------------------------------

The Company posted a net profit of R$32.7 million or R$1.888 per ADS (R$0.094 per thousand shares) for the 1Q04. When compared to the same period of the previous year net income decreased by R$11.6 million. However, it is worth mentioning that the depreciation rate for the TDMA network increased at the end of 2003 and excluding this expense, net income would have been approximately R$45 million.


Negative net debt of R$273.3 million
--------------------------------------------------------------------------------

As of March 31, 2004, the Company's indebtedness was offset by cash and cash equivalents (R$941.0 million) and accounts receivable from hedging operations (R$36.2 million), resulting in a negative net debt of R$273.3 million.


                             NET DEBT (R$ millions)

             1Q03        2Q03        3Q03        4Q03        1Q04

              43         (34)       (117)       (191)       (273)



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


Total debt of R$703.9 million
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$703.9 million: 85% denominated in foreign currencies (79% denominated in U.S. Dollars and 6% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 64% was hedged.


Investments totaled R$23.2 million for the quarter
--------------------------------------------------------------------------------

During the first quarter of 2004, Telemig Celular's capital expenditures were R$23.2 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown
--------------------------------------------------------------------------------

   CAPEX (R$ millions)      1Q03       2Q03       3Q03       4Q03        1Q04
--------------------------------------------------------------------------------
Network                        3.2        3.0        5.6       16.1        16.2
--------------------------------------------------------------------------------
IS/IT                          8.5        8.7        9.2        9.7         6.6
--------------------------------------------------------------------------------
Others                         0.6        0.6        1.2        1.0         0.4
--------------------------------------------------------------------------------
T O T A L                     12.3       12.3       16.0       26.8        23.2
--------------------------------------------------------------------------------


Debt payment schedule
--------------------------------------------------------------------------------

       Year                  R$ millions                  % denominated in
                                                          foreign currency
-----------------------------------------------------------------------------
2004                                   182.4                      74%
-----------------------------------------------------------------------------
2005                                   228.0                      75%
-----------------------------------------------------------------------------
2006                                    60.8                     100%
-----------------------------------------------------------------------------
2007                                     0.1                     100%
-----------------------------------------------------------------------------
2008                                      --                      --
-----------------------------------------------------------------------------
2009                                   232.7                     100%
-----------------------------------------------------------------------------
Total                                  703.9                      85%
-----------------------------------------------------------------------------


Strong positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$72.7 million, representing an additional free cash flow of R$4.2 million when compared to the previous quarter. It should be noted that Telemig Celular acquired additional frequency for R$10.4 million during the quarter, and that excluding such acquisition, free cash flow would have been R$7.6 million higher as compared to the previous quarter.


Solid financial ratios
--------------------------------------------------------------------------------

            Ratios               1Q03       2Q03      3Q03      4Q03      1Q04
--------------------------------------------------------------------------------
Net Debt/EBITDA (1)               0.11     (0.08)    (0.26)    (0.39)    (0.53)
--------------------------------------------------------------------------------
Net Debt/Total Assets               2%       (2%)      (7%)     (11%)     (14%)
--------------------------------------------------------------------------------
Interest Coverage Ratio (1)        5.9        6.2       6.9       9.6      10.2
--------------------------------------------------------------------------------
Current Liquidity Ratio            2.0        2.2       2.5       2.3       2.9
--------------------------------------------------------------------------------
(1) Last twelve months




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


Notes issuance
--------------------------------------------------------------------------------

The subsidiary of Telemig Celular Participacoes S.A., Telemig Celular S.A., issued unsecured senior notes units with Amazonia Celular S.A. in the amount of US$120 million on January 20, 2004. The Telemig Celular S.A. notes and the Amazonia Celular S.A. notes may only be transferred as part of notes units and will not trade separately.

The aggregate principal amount of the notes units consists of US$80 million notes issued by Telemig Celular S.A and US$40 million notes issued by Amazonia Celular S.A. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. More detailed information about the notes follows:

         - Coupon: 8.750% per year (semi-annually in arrears)
         - Issue price: 99.504%
         - Yield to maturity: 8.875% per year
         - Maturity: 2009


Technological migration
--------------------------------------------------------------------------------

Telemig Celular Participacoes S.A.'s and Telemig Celular S.A.'s Board of Directors approved GSM as the standard for the technological migration of the operating company's network (at meetings held on February 4 and 5, 2004), and the budget for 2004, which includes the capital expenditures related to the technological overlay (at meetings held on March 22, 2004).

Telemig Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$300 million and R$350 million, most of which will be incurred during the first 12 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.


Dividend Payment
--------------------------------------------------------------------------------

The Company held its Annual Shareholders Meeting held on April 14, 2004, where it approved the payment of dividends regarding fiscal year 2003, in the amount of R$2.219820 per ADS (R$0.110991 per thousand shares - common or preferred). Payment began on May 03, 2004.


Capital Increase
--------------------------------------------------------------------------------

The Special Shareholders Meeting of the Company held on April 14, 2004 approved the increase of the Capital Stock in the amount of R$22.9 million through the partial incorporation of the credit held by the controlling shareholder (Telpart Participacoes S.A.) in the Special Reserve - Goodwill account. This amount corresponds to an effective tax break to the Company, following the amortization of the deferred asset for the fiscal year ending December 31, 2003. A total of 3,320,173,183 new shares were issued:

     o 1,234,832,299 new common shares, at an issue price of R$8.772724 per thousand shares; and,
     o 2,085,340,884 new preferred shares, at an issue price of R$5.777416 per thousand shares.

In addition, the capitalization of profit reserves in the amount in excess of the capital stock value of R$50.6 million, without issuance of shares, was approved in accordance with Article 199 of Law No. 6404/76.

As a result, of the above mentioned operations, the paid in capital increased to R$336.5 million from R$263.0 million.




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


Awards/Recognition
--------------------------------------------------------------------------------

Social Responsibility
---------------------
     o The Company's Institute ("Instituto Telemig Celular") was one of the winners of the 3rd Annual "Marketing Best Social Responsibility Award", with "Projeto FIA", which aims to strengthen the Councils for the Rights of Children and Adolescents in the State of Minas Gerais.

Customer Service
     o Once again Telemig Celular won the Annual "Consumidor Moderno Award in Excellence of Customer Service" in the regional cellular sector category. This was the fifth consecutive time that the Company won the award.

Disclosure
     o Telemig Celular is one of the 12 companies running for the "Public Company Award", sponsored by the national chapter of APIMEC (Brazilian Association of Investment Analysts). This is one of the most prestigious awards for public companies in Brazil which reflects a commitment to disclosure, availability and quality of information provided by the companies to the market.


Outlook
--------------------------------------------------------------------------------

For the second quarter of 2004, Telemig Celular expects to maintain gross sales share at approximately 48-50%. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 1.5% to 2.0% for the second quarter of 2004.

Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of 25% to 28-30% by year-end.

                               *******************



For additional information please contact:

       Telemig Celular Participacoes S.A.           The Global Consulting Group
                    IR Team                                Isabel Vieira
               ri@telepart.com.br                        ivieira@hfgcg.com
       Phone: 55 (61) 429-5616/5617/5673              Phone: 1 (646) 284-9432
             Fax: 55 (61) 429-5626                     Fax: 1 (646) 284-9494







This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.




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


--------------------------------------------------------------------------------
                                OPERATIONAL DATA
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                                                      2003                                   2004
---------------------------------------------------------------------------------------------------------------------    Var. %
                                         1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      YTD      1st Quarter  (1Q04/4Q03)
----------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)                     16.7         16.8         16.8         16.8         16.8         16.8         0.0%
----------------------------------------------------------------------------------------------------------------------------------
Clients                                    1,958,182    2,034,482    2,170,117    2,321,620    2,321,620    2,410,403         3.8%
  Postpaid                                   649,018      667,682      680,443      707,835      707,835      712,257         0.6%
  Prepaid                                  1,309,164    1,366,800    1,489,674    1,613,785    1,613,785    1,698,146         5.2%
----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                        66           64           61           65           64           59        -8.4%
  Prepaid                                         45           42           36           35           39           29       -15.9%
MOU Outgoing
  Postpaid                                       113          124          134          148          130          133        -9.8%
  Prepaid                                         11           10           10           12           11            9       -22.7%
----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic (Million of Minutes)    264.0        282.6        317.3        360.5       1224.5        329.0        -8.8%
Total Incoming Traffic (Million of Minutes)    303.6        291.3        277.9        294.3       1167.2        272.0        -7.6%
----------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (R$)            38.1         39.3         38.1         39.5         38.8         36.5        -7.5%
  Postpaid                                      73.2         77.3         80.1         85.9         79.2         82.8        -3.6%
  Prepaid                                       20.5         20.4         18.4         18.6         19.4         16.7       -10.3%
----------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ in 000)
  Monthly Fee                                 51,148       53,561       58,675       60,747      224,131       61,028         0.5%
  Outgoing Traffic                            67,230       71,801       81,312       94,145      314,488       88,248        -6.3%
  Incoming Traffic                           104,279      107,793      101,674      108,562      422,308      104,524        -3.7%
  Other                                        9,181       11,209       10,970       11,755       43,115       16,227        38.0%
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                      231,838      244,364      252,631      275,209    1,004,042      270,028        -1.9%
----------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ in 000)
   Leased lines                                6,569        7,293        8,406        7,499       29,768        8,411        12.2%
   Interconnection                            30,426       34,072       36,533       42,887      143,917       40,462        -5.7%
   Rent and network maintenance                7,478        7,826        7,943        8,386       31,633        9,550        13.9%
   FISTEL and other taxes                      9,319       10,537       12,238       13,078       45,172       12,387        -5.3%
   Other                                       6,027        5,589        6,081        6,379       24,077        6,831         7.1%
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                       59,819       65,317       71,202       78,229      274,567       77,641        -0.8%
----------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                         35.3%        29.8%        18.8%        28.8%        28.0%        27.4%    -1.4p.p.
   Postpaid                                     25.3%        21.4%        22.2%        21.6%        22.6%        21.9%     0.3p.p.
   Prepaid                                      40.2%        34.0%        17.2%        32.1%        30.6%        29.7%    -2.4p.p.
----------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                         101          116          130          115          117           97       -15.3%
Retention Costs (% of net serv. revenues)        7.8%         8.6%         7.9%         9.1%         8.3%         7.7%    -1.4p.p.
CAPEX (R$ millions)                             12.3         12.3         16.0         26.8         67.4         23.2       -13.6%
----------------------------------------------------------------------------------------------------------------------------------
Number of locations served                       331          331          347          373          373          373         0.0%
Number of cell sites                             735          735          735          744          744          743        -0.1%
Number of switches                                13           13           13           13           13           13         0.0%
----------------------------------------------------------------------------------------------------------------------------------
Headcount                                      1,883        1,875        1,892        1,982        1,982        1,919        -3.2%
Estimated Market Share                            62%          61%          60%          58%          58%          56%    -1.7p.p.
----------------------------------------------------------------------------------------------------------------------------------




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


--------------------------------------------------------------------------------
                           INCOME STATEMENT (BR GAAP)
--------------------------------------------------------------------------------


                                                                                                                       (in R$ 000)
----------------------------------------------------------------------------------------------------------------------------------
                                                                      2003                                   2004
---------------------------------------------------------------------------------------------------------------------    Var. %
                                         1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      YTD      1st Quarter  (1Q04/4Q03)
----------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                     295,788      311,777      333,275      363,565    1,304,405      355,606       -2.2%
Equipment Revenues - GROSS                    25,236       22,962       30,265       35,972      114,435       24,447      -32.0%
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                       321,024      334,739      363,540      399,537    1,418,840      380,053       -4.9%
Taxes                                        (68,441)     (71,813)     (86,480)     (94,814)    (321,548)     (91,094)      -3.9%

Service Revenues - NET                       231,838      244,364      252,631      275,209    1,004,042      270,029       -1.9%
Equipment Revenues - NET                      20,745       18,562       24,429       29,514       93,250       18,930      -35.9%
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                         252,583      262,926      277,060      304,723    1,097,292      288,959       -5.2%

----------------------------------------------------------------------------------------------------------------------------------
Cost of Services                              59,819       65,317       71,202       78,229      274,567       77,641       -0.8%
Cost of Equipment                             23,752       23,442       26,019       33,526      106,739       21,895      -34.7%
Selling & Marketing Expenses                  33,989       35,879       37,619       41,007      148,494       33,081      -19.3%
Bad Debt Expense                               4,025        3,115        4,564        1,672       13,376        6,231      272.7%
General & Administrative Expenses             21,973       13,095       13,747       15,794       64,609       15,183       -3.9%

----------------------------------------------------------------------------------------------------------------------------------
EBITDA                                       109,025      122,078      123,909      134,495      489,507      134,928        0.3%
   %                                           47.0%        50.0%        49.0%        48.9%        48.8%        50.0%    1.1 p.p.

----------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization                   49,870       46,439       46,919      127,887      271,115       60,695      -52.5%
Interest Expense (1)                          56,102      102,124       22,133       27,188      207,547       23,443      -13.8%
Interest Income                              (40,850)     (24,449)     (39,606)     (31,486)    (136,391)     (35,563)      12.9%
Foreign Exchange Loss                        (32,643)     (83,086)       8,856       (5,891)    (112,764)       8,264     -240.3%
Others                                         2,709        4,130        1,688        8,145       16,672        3,510      -56.9%
Income Taxes                                  21,092       21,290       23,822       (1,646)      64,558       32,385    -2067.5%
Minority Interests                             8,432       10,040        9,988        2,162       30,622        9,459      337.5%
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                    44,313       45,590       50,109        8,136      148,148       32,735      302.3%
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)              346,751,938  346,751,938  346,751,938  346,751,938  346,751,938  346,751,938        0.0%
Earnings per thousands shares (R$)             0.128        0.131        0.145        0.023        0.427        0.094      302.3%
Earnings per ADS (R$)                          2.556        2.630        2.890        0.469        8.545        1.888      302.3%
----------------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 1Q03 - R$8,257 thousand; 2Q03 - R$21,202 thousand; 3Q03 - R$5,231 thousand; 4Q03 R$16,561 thousand; and, 1Q04 - R$7,375 thousand.


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--------------------------------------------------------------------------------
                            BALANCE SHEET (BR GAAP)
--------------------------------------------------------------------------------


                                                                                                               (in R$ 000)
--------------------------------------------------------------------------------------------------------------------------
                                  1Q04           4Q03                                             1Q04           4Q03
--------------------------------------------------------------------------------------------------------------------------

Current Assets                                                  Current Liabilities
Cash & cash equivalents           940,982        642,713        Loans & Financing                 204,080        202,429
Accounts Receivable               154,686        150,271        Loan Interest                      13,482          3,937
Taxes Receivable                   82,613         95,055        Suppliers                          66,284         61,848
Other Assets                       59,386         21,244        Taxes Payable                      42,575         31,941
                             -----------------------------      Dividends                          60,321         52,506
                                1,237,667        909,283        Other Current Liabilities          47,411         44,402
                                                                                             -----------------------------
                                                                                                  434,153        397,063
Long-term Assets                  227,168        240,882

Deferred Assets                         -              -        Loans & Financing                 499,841        286,665

Plant & Equipment                                               Other Long-term Liabilities        32,917         33,106
Cost                            1,452,200      1,454,265
Accumulated Depreciation         (933,387)      (903,330)       Minority Interest                 106,611        110,754
                             -----------------------------
                                  518,813        550,935        Shareholders' Equity              910,127        873,512

--------------------------------------------------------------------------------------------------------------------------
                                1,983,648     1,701,100                                         1,983,648      1,701,100
--------------------------------------------------------------------------------------------------------------------------



                             DEBT POSITION (BR GAAP)


                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                      1Q04
                  --------------------------------------------------------------
    Debt                                           Currency Basket
                        R$             US$              Index           Total
--------------------------------------------------------------------------------

Short term              62,149         117,345          24,586           204,080

Long Term               41,432         437,921          20,488           499,841

--------------------------------------------------------------------------------
Total                  103,581         555,266          45,074           703,921
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
                              CASH FLOW (BR GAAP)
--------------------------------------------------------------------------------


                                                                         (in R$ 000)
------------------------------------------------------------------------------------
                                                                1Q04         YTD
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Operating Activities:
------------------------------------------------------------------------------------
Net income                                                      32,735       32,735
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
  Depreciation and amortization                                 60,695       60,695
  Monetary variation and foreign exchange loss (principal)       9,324        9,324
  Unrealized income (loss) on hedging operations                   714          714
  Deferred income taxes and social charges                      (4,396)      (4,396)
  Minority interest                                              9,459        9,459
  Other                                                           (942)        (942)
Changes in operating assets and liabilities                      8,221        8,221
                                                           -------------------------
Net cash provided by operating activities                      115,810      115,810
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Investing Activities:
------------------------------------------------------------------------------------
  Proceeds from sale of property, plant and equipment              159          159
  Investment acquisition                                             -            -
  Capital expenditures                                         (23,166)     (23,166)
                                                           -------------------------
Net cash used in investing activities                          (23,007)     (23,007)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Financing Activities:
------------------------------------------------------------------------------------
  New loans                                                    227,053      227,053
  Amortization of loans                                        (21,550)     (21,550)
  Payment of dividends and interest on capital                     (37)         (37)
                                                           -------------------------
Net cash from (used in) financing activities                   205,466      205,466
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           298,269      298,269
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period             642,713      642,713
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                   940,982      940,982
------------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
                           GLOSSARY OF KEY INDICATORS
--------------------------------------------------------------------------------

I) Average Customers
a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)
a) Churn % quarterly

        Sum of deactivations / Sum of average monthly opening customers for the 3 months
        ---------------------------------------------------------------  x 12
                                       3

b) Churn % - year to date

            YTD deactivations / Sum of avg monthly opening customers
                           since beginning of the year
            --------------------------------------------------------  x 12
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)
               Number of total billable minutes for the period /
                        Average customers for the period
               -------------------------------------------------
                        Number of months in the periods

IV) ARPU - Average Revenue per User
       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost
 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow
       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
             -     Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

   Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and
             Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio
                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio
         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA
               EBITDA = Operational Revenues - Operational Costs -
                        Operational Expenses* - Bad Debt

*Does not include profit sharing.



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